Sub-Item 77C: Matters submitted to a vote of security holders

At Registrant's Annual Meeting of Shareholders held on February 12, 2001, the following proposals were voted upon:

The proposed Investment Advisory Agreement with Davis-Dinsmore Management Company was approved, with 3,041,020 shares voted for, 126,704 shares voted against, and 72,900 shares abstaining.